EXHIBIT 99
                                 [UNILEVER LOGO]

                              N E W S   R E L E A S E


                          UNILEVER UNITED STATES, INC.

Media Relations Contact:                             Investor Relations Contact:
Nancy Goldfarb                                       Leigh Ferst
212-906-4690                                         212-906-3430

                                                           FOR IMMEDIATE RELEASE

                          UNILEVER'S PRE-RESULTS UPDATE
                             MONDAY, MARCH 24, 2003

New York, NY - March 20, 2003 -- As previously announced, Unilever will be holding its planned pre-results update on Monday, March 24, ahead of the 2003 First Quarter Results on Friday, May 2, 2003.

The teleconference will commence at 9:00 a.m. and lines are open from 8:30 a.m. Given the volume of participants at previous conference calls you are advised to dial-in in good time. Analysts only will be able to ask questions during the call.

The presentation material will be made available, at 9:00 a.m., through the relevant stock exchanges, and will be accessible on Unilever's website WWW.UNILEVER.COM.

                          U.S. DIAL-IN TELEPHONE NUMBER
             +1 888 481 3032 or +1 617 801 9720 - PIN number 5368176

                        EUROPEAN DIAL-IN TELEPHONE NUMBER
                     +44 (0) 1296 480180 - PIN number 336244

The teleconference will be recorded and will be accessible one hour after the conference ends, and will be available up to and including Monday, April 7, 2003. The replay number is:

U.S. line: +1 888 286 8010 or +1 617 801 6888 - PIN number 2711235
European line: +44 (0) 1296 317 600 - PIN number 641793

The teleconference can also be accessed via Unilever's website from 8:30 a.m. and an archived stream will be available from two hours after the conference ends until Monday, April 7.

Pre-results updates for 2003 are planned as follows (all at 9:00 a.m.):

Monday, June 23              - ahead of Q2 results to be published on Wednesday,
                               July 30, 2003
Monday, September 22         - ahead of Q3 results to be published on Wednesday,
                               October 29, 2003
Wednesday, December 17       - ahead of Q4 results to be published on Thursday,
                               February 12, 2004


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UNILEVER BACKGROUND:

Unilever (NYSE: UN, UL) is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 258,000 people.

In the United States, Unilever sales were approximately $11 billion in 2002. It employs approximately 15,225 people and has 59 offices and manufacturing sites in 21 states.

The business comprises:

FOODS: Lipton teas, soups and side dishes; Wish-Bone salad dressings and marinades; Lawry's seasonings and specialty sauces; Shedd's Country Crock and "I Can't Believe It's Not Butter!" spreads and sprays; Ragu pasta and pizza sauces; Knorr soups, sauces and bouillons; Hellmann's and Best Foods mayonnaise; Skippy peanut butter; Bertolli olive oil, premium pasta sauces and frozen dinners; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Pond's and Vaseline skin care; the Dove family of anti-perspirant, skin- and hair-care products; the Suave family of anti-perspirant, skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.